EXHIBIT 99.1

Financement-Québec

DESCRIPTION

This description of Financement-Québec is dated as of June 4, 2009 and appears as Exhibit 99.1 to Financement-Québec’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2009.

The delivery of this document at any time does not imply that the information is correct as of any time subsequent to its date. This document (otherwise than as part of a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of Financement-Québec.

Foreign Exchange

Canada maintains a floating exchange rate for the Canadian dollar in order to permit the rate to be determined by market forces without intervention except as required to maintain orderly conditions. Annual average noon spot exchange rates for the foreign currencies in which debt of Financement-Québec is denominated, expressed in Canadian dollars, are shown below.

Foreign Currency	2005	2006	2007	2008	2009

United States Dollar	$1.2116	$1.1343	$1.0740	$1.0660	$1.2218	(1)
(1)	Monthly average through the end of May 2009.

Source: Bank of Canada.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. The fiscal year of Financement-Québec and Québec ends March 31. “Fiscal 2009” and “2008-2009” refer to the fiscal year ending March 31, 2009 and, unless otherwise indicated, “2008” means the calendar year ended December 31, 2008. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables included in this document are due to rounding.

Financement-Québec

General

Created in 1999 pursuant to An Act respecting Financement-Québec (R.S.Q., c. F-2.01) (the “Act”), Financement-Québec is a corporation whose share capital is wholly owned by the Government of Québec (the “Government” or “Québec”). Its objective is to provide financial services to public organizations, in particular by granting loans to them and providing advice to facilitate their access to credit and minimize their cost of financing. Although Financement-Québec currently makes loans only to educational and health and social services entities, its enabling legislation also permits loans to municipalities or other organizations designated by the Government.

Financement-Québec was created to assume some of the functions previously performed by the Financing Fund. The Financing Fund was established in 1991 to provide financing to certain public bodies that had formerly borrowed funds in their own names. These entities included educational and health and social services organizations as well as other public bodies such as municipalities.

Following an accounting reform announced in 1998, the functions of the Financing Fund were limited to government organizations and enterprises whose results are consolidated in Québec’s financial statements. The loans to organizations not consolidated in Québec’s financial statements were then transferred to Financement-Québec.

In 2007, the Government undertook a major reform of its accounting policies in order to fully comply with Canadian generally accepted accounting principles (GAAP) applicable to the public sector. In this regard, as of April 1, 2006, the financial results of public health and social services institutions, school boards and CEGEPs (Collèges d’enseignement général et professionnel), as well as the Université du Québec and its branches, are consolidated in Québec’s financial statements. As a result of the reform, most of Financement-Québec’s clients now have their financial results consolidated in Québec’s financial statements.

The address and phone number of Financement-Québec are 12, rue Saint-Louis, Québec, Québec, G1R 5L3, Canada and (418) 691-2203, respectively.

Relationship with Québec

Financement-Québec is a mandatary of Québec, the civil law equivalent of an agent, and is under the responsibility of the Minister of Finance (the “Minister”). Despite its status as a mandatary of Québec, Financement-Québec binds none but itself when it acts in its own name. The property of Financement-Québec forms part of the domain of Québec but execution of Financement-Québec’s obligations may be levied against its property.

Borrowings by Financement-Québec must be approved by the Government and it issues debt securities that are guaranteed by Québec.

Financement-Québec is administered by a board of eight directors appointed by the Minister: four directors from the Ministère des Finances (Ministry of Finance); one director representing each of the Ministère de l’Éducation, du Loisir et du Sport (Ministry of Education, Recreation and Sports), the Ministère de la Santé et des Services Sociaux (Ministry of Health and Social Services) and the Ministère des Affaires municipales, des Régions et de l’Occupation du territoire (Ministry of Municipal Affairs, Regions and Land Occupancy); and one outside director.

Financement-Québec operates with the support and management expertise of the Ministère des Finances. Financement-Québec must periodically prepare an operating plan that must be approved by the Minister. The Minister may issue directives concerning the policy and general objectives to be pursued by Financement-Québec. These directives must be approved by the Government and, once approved, are binding on Financement-Québec.

Financement-Québec’s books and accounts are audited by the Auditor General and the audit report, together with the annual report of operations and complete financial statements, are submitted to the Minister.

Operations of Financement-Québec

In addition to granting loans and providing financial advice to public entities in Québec, Financement-Québec may also develop and implement financing programs for these entities, manage their financial risks, in particular cash and currency risks, and provide them with technical services. These technical services may include financial analysis as well as management and investment of their funds. To date, Financement-Québec’s activities primarily consist of granting loans.

Loans made to public entities are to fund capital expenditures. Such capital expenditures must have been approved by the Government. In addition, Financement-Québec charges, at the time of issuance of the loan, a fee for its services.

Financement-Québec reduces its financial risk associated with loans to educational and health and social services entities by obtaining a security interest on the subsidies that these organizations receive from the Government to cover the debt service of such loans. Furthermore, loans are made to the public entities with terms matched to the underlying liabilities of Financement-Québec. Sources of revenue to repay these loans come from transfers received by the public entity from Québec.

Financement-Québec uses interest rate swap contracts to manage interest rate risks on its financial intermediation activities. Interest rate swap contracts give rise to the periodic exchange of interest payments without an exchange of the reference face amount on which the payments are based and are recorded as an adjustment to the interest expense on the covered borrowing instrument. As of March 31, 2009, on a preliminary basis, the nominal value of outstanding interest rate swap contracts in Canadian currency was $16,921 million (March 31, 2008: $17,047 million).

Financement-Québec also uses currency swap contracts to manage its risk exposure under certain borrowing instruments denominated in foreign currencies. Financement-Québec uses currency swap contracts to cover its firm commitments to pay the principal of and interest on the debt denominated in foreign currencies, failing which it would be exposed to a foreign exchange risk. Exchange gains and losses on the principal covered by swap contracts are offset by corresponding exchange losses and gains on the debt denominated in foreign currencies. As of March 31, 2009, on a preliminary basis, the nominal value of outstanding currency rate swap contracts in Canadian currency was $782 million (March 31, 2008: $1,714 million).

Financement-Québec has outstanding loans to educational institutions, including school boards, colleges and universities and to health and social services entities, including hospitals, local community service centers and institutions for seniors. As of March 31, 2009, the total amount of outstanding loans was $14,289 million. The proportion of total loans outstanding for each category of borrowers at that date was: school boards, 33%; colleges, 10%; universities and others, 18%; and health and social services, 39%.

The operating plan for fiscal year 2009-2010, as presented by Financement-Québec to the Minister, forecasts loans of $1,093 million to be granted to school boards, $345 million to colleges, $355 million to universities and $1,350 million to hospitals and other health and social services entities.

Sources of Funds

Financement-Québec debt consists of funded and unfunded debt. Unfunded debt is indebtedness with a maturity of one year or less. As of March 31, 2009, on a preliminary basis, funded debt for borrowings of Financement-Québec on financial markets in its own name, with the guarantee of Québec, amounted to $13,200 million. Financement-Québec’s unfunded debt totals $754 million as of March 31, 2009. Furthermore, pursuant to the Act, the Government may authorize the Minister to advance out of the Consolidated Revenue Fund to Financement-Québec any sums considered necessary to perform its obligations or pursue its mission. As of March 31, 2009, preliminary results show that advances from Québec to Financement-Québec amounted to $602 million.

Management

Financement-Québec has an agreement with the Minister under which employees of the Ministère des Finances contribute to the operations of Financement-Québec.

The Minister appoints the Board of Directors and also designates the Chief Executive Officer of Financement-Québec. The current composition of the Board of Directors of Financement-Québec is set forth below.

Table 1

Current composition of the Board of Directors

Name	Position with Financement-Québec	Position outside Financement-Québec

Bernard Turgeon	Chairman of the Board, President and Chief Executive Officer	Associate Deputy Minister Federal-Provincial Policy Financing, Debt Management and Financial Operations Ministère des Finances 12, rue Saint-Louis, 2[e] étage Québec, Québec, G1R 5L3, Canada

Nathalie Parenteau	Vice Chairman of the Board, Executive Vice President and Secretary	Senior Director—Financing of Public Organizations and Financial Documentation Ministère des Finances 12, rue Saint-Louis, 2[e] étage Québec, Québec, G1R 5L3, Canada

Alain Bélanger	Director	Director General—Financing and Debt Management Ministère des Finances 12, rue Saint-Louis, 2[e] étage Québec, Québec, G1R 5L3, Canada

Michel Beaudet	Director	Director—Treasury Operations Ministère des Finances 12, rue Saint-Louis, 2[e] étage Québec, Québec, G1R 5L3, Canada

Jean Monfet	Director	Director—Municipal Finances Ministère des Affaires municipales, des Régions et de l’Occupation du territoire 10, rue Pierre-Olivier-Chauveau, 1er étage Québec, Québec, G1R 4J3, Canada

Marie-Claude Champoux	Director	Assistant Deputy Minister—Information, Communications and Administration Ministère de l’Éducation, du Loisir et du Sport 1035, rue de la Chevrotière, 15[e] étage Québec, Québec, G1R 5A5, Canada

Claude Ouellet	Director	Assistant Director General for the Budget Ministère de la Santé et des Services sociaux 1005, chemin Sainte-Foy, 2[e] étage Québec, Québec, G1S 4N4, Canada

Jean Pronovost	Director	Corporate Director 3451, Place du Trianon Québec, Québec, G1X 2G1, Canada

Financial Statements

The data presented in the following tables were prepared by Financement-Québec from complete financial statements of Financement-Québec for fiscal years 2006, 2007 and 2008, which were audited by the Auditor General, preliminary results for Fiscal 2009 and Fiscal 2010 forecast. The financial statements are prepared by Financement-Québec’s management in accordance with generally accepted accounting principles in Canada. The audit was conducted by the Auditor General in accordance with Canadian generally accepted auditing standards (GAAS).

Income Statement

Table 2

Income Statement

	Results 2005-2006	Results 2006-2007	Results 2007-2008	Preliminary Results 2008-2009	Forecast 2009-2010
	(dollar amounts in thousands)
Net Interest Income
Interest on loans	$522,255	$578,728	$650,425	$672,670	$612,593
Interest on advances from Québec and on borrowings	(515,970)	(577,163)	(648,459)	(660,455)	(589,215)

Sub Total(1)	6,285	1,565	1,966	12,215	23,378
Net Income From Management And Issuance Fees(2)	8,204	7,322	9,177	9,419	4,980

Total Income	$14,489	$8,887	$11,143	$21,634	$28,358

Administration And Operating Expenses
Service agreement with the Ministère des Finances	$(577)	$(698)	$(756)	$(372)	$(196)
Wages, salaries and allowances	(245)	(283)	(394)	(571)	(759)
Professional, administrative and other services	(100)	(225)	(77)	(77)	(66)

Total Expenditures	(922)	(1,206)	(1,227)	(1,020)	(1,021)

Net Earnings	$13,567	$7,681	$9,916	$20,614	$27,337

Statement of Retained Earnings
Beginning Balance	$53,081	$66,648	$74 ,329	$84,245	$104,859
Net income	13,567	7,681	9,916	20,614	27,337

Ending Balance	$66,648	$74,329	$84,245	$104,859	$132,196

(1)

In Fiscal 2007, net interest income decreased to $1.6 million, from $6.3 million in Fiscal 2006, due mainly to the increase in short-term rates on borrowings at floating rates. In Fiscal 2008, net interest income increased to $2.0 million, from $1.6 million in Fiscal 2007, due mainly to the rates of return on short-term investments made during the period between the receipt of long-term borrowings and the disbursement of long-term loans, which were higher than the previous year. Based on the preliminary results for Fiscal 2009, net interest income increased to $12.2 million from $2.0 million in Fiscal 2008, due mainly to the decrease of short-term rates on borrowings at floating rates. Based on Fiscal 2010 forecast, Financement-Québec expects an increase of net interest income to $23.4 million.

(2)

In Fiscal 2007, net income from management and issuance fees decreased to $7.3 million, compared to $8.2 million in Fiscal 2006, reflecting higher commissions paid for long-term borrowings. In Fiscal 2008, income from management and issuance fees increased to $9.2 million from $7.3 million in Fiscal 2007, reflecting lower than expected commissions paid for long-term borrowings. Based on the preliminary results for Fiscal 2009, income from management and issuance fees increased to $9.4 million from $9.2 million in Fiscal 2008, reflecting lower than expected commissions paid for long-term borrowings. Based on Fiscal 2010 forecast, Financement-Québec expects net income from management and issuance fees to decrease to $5.0 million.

Balance Sheet

Table 3

Balance Sheet

	Results 2005-2006	Results 2006-2007	Results 2007-2008	Preliminary Results 2008-2009	Forecast 2009-2010
	(dollar amounts in thousands)

Assets
Loans	$11,014,245	$12,096,002	$14,429,513	$14,658,171	$14,882,987
Other assets	171,484	239,267	186,532	182,783	159,327

Total Assets	$11,185,729	$12,335,269	$14,616,045	$14,840,954	$15,042,314

Liabilities and Equity
Advances from Québec (1)	$1,031,164	$1,018,375	$614,460	$602,005	$209,573
Borrowings (2)(3)	9,911,000	11,052,920	13,732,906	13,954,105	14,546,449
Other liabilities (4)	166,917	179,645	174,434	169,985	144,096
Equity	76,648	84,329	94,245	114,859	142,196

Total Liabilities and Equity	$11,185,729	$12,335,269	$14,616,045	$14,840,954	$15,042,314

(1)	Includes $6,370 million of bond premiums and discounts as of March 31, 2009, $9, 977 million as of March 31, 2008, $14,536 million as of March 31, 2007 and $20,010 million as of March 31, 2006.
(2)	Including short-term debt of $387 million as of March 31, 2006, $1,171 million as of March 31, 2008 and $754 million as of March 31, 2009. Financement-Québec had no unfunded debt as of March 31, 2007.
(3)	Includes $(15,083) million of bond premiums and discounts as of March 31, 2009, $7,356 million as of March 31, 2008, $(3,080) million as of March 31, 2007 and $(3,680) million as of March 31, 2006.
(4)	Represents accrued interest payable on borrowings and advances, accounts payable and deferred revenue.

Table 4

Maturities of Financement-Québec Loans and Debt (Borrowings and Advances from Québec)

	As of March 31, 2009
	(dollar amounts in millions)
	Loans	Debt (1)(2)

2010	$1,882	$2,641
2011	364	400
2012	1,950	1,961
2013	1,772	1,802
2014	3,055	3,657

2010 – 2014	$9,023	$10,461

2015 – 2019	$4,506	$3,366
2020 – 2024	138	147
2025 – 2029	18	0
2030 – 2034	604	0
2035 – 2039	0	591

	$14,289	$14,565

Plus: Deferred premium and discounts on borrowings and advances	(0)	(9)

	$14,289	14,556

(1)	Amounts denominated in foreign currencies are shown at the Canadian dollar equivalent as at March 31, 2009, after taking into account currency swap agreements.
(2)	Presented at their nominal value.

Table 5

Share of Financement-Québec Loans and Debt (Borrowings and Advances from Québec)

	As of March 31, 2009
	(dollar amounts in millions)
	Loans			Debt (1)
	$		%	$		%

Fixed rates	11,606		79.2	10,806		74.2
Floating rates(2)	3,052	(3)	20.8	3,759		25.8

	14,658		100.0	14,565	(4)	100.0

(1)	Amounts denominated in foreign currencies are shown at the Canadian dollar equivalent as at March 31, 2009, after taking into account currency swap agreements.
(2)	All loans and debt of less than one year maturity as at March 31, 2009 are reported as floating rates.
(3)	Including current investments.
(4)	Presented at their nominal value.

Where You Can Find More Information

This document appears as an exhibit to the annual report of Financement-Québec on Form 18-K for the fiscal year ended March 31, 2009 filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR through the Commission Internet web site at http://www.sec.gov. Additional information with respect to Financement-Québec is available in the annual report or in other exhibits or amendments to the annual report. You may read and copy any document Financement-Québec files with the Commission at the Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Commission’s toll free number at 1-800-SEC-0330 if you need further information about the operation of the Commission’s public reference room. In addition, you may request a copy of these filings at no cost from Financement-Québec, Ministère des Finances du Québec, Direction du financement des organismes publics et de la documentation financière, 12, rue Saint-Louis, Québec, Québec, G1R 5L3, Canada. This document is also available on the Ministère des Finances Internet web site at http://www.finances.gouv.qc.ca. This web site address is an inactive textual reference only and any information available on this web site shall not be deemed to form a part of this document or the annual report in which it appears as an exhibit.

Forward-Looking Statements

Various statements made throughout this document are forward looking and contain information about financial results. The words “forecast”, “preliminary estimate”, “preliminary results” and similar expressions identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Supplementary Information

The following table indicates present or future characteristics of the funded debt guaranteed by Québec as of March 31, 2009. Previous characteristics are not indicated.

Table 6

Funded Debt as of March 31, 2009

A) Payable in Canadian Dollars

		Interest Payment Date(s)		Canadian Dollars		CUSIP Number
Maturity Date	Issue Date(1)		Coupon (%)	Nominal Value	Book Value
2009-12-01	2003-10-21	06-01 & 12-01	4.75	$1,500,000,000	$1,501,686,805	317385AG72
2010-12-01	2005-09-22	12-01, 03-01, 06-01 & 09-01	Floating	400,000,000	400,000,000	31739ZAB19
2011-10-25	2006-02-10	04-25, 07-25, 10-25 & 01-25	Floating	400,000,000	400,000,000	31739ZAE57
2011-12-01	2004-06-15	06-01 & 12-01	5.25	1,500,000,000	1,516,513,312	317385AH55
2012-04-25	2006-06-09	01-25, 04-25, 07-25 & 10-25	Floating	820,000,000	819,969,108	31739ZAF23
2012-11-01	2004-09-02	11-01	5.00	200,000,000	199,630,704	XS0200124120
2013-09-16	2007-02-16	03-16, 06-16, 09-16 & 12-16	Floating	1,556,000,000	1,559,512,213	31739ZAH88
2013-09-23	2008-10-06	03-23 & 09-23	4,09	600,000,000	600,005,418	31739ZAL90
2014-03-01	2006-01-23	03-01 & 09-01	4.25	1,500,000,000	1,491,278,547	31739ZAC91
2014-06-01	2009-02-17	06-01 & 12-01	3,25	500,000,000	498,336,995	31739ZAM73
2014-06-09	2007-02-09	03-09, 06-09, 09-09 & 12-09	Floating	200,000,000	200,000,000	XS0286907547
2014-12-01	2007-12-03	03-01,06-01, 09-01 & 12-01	Floating	957,000,000	930,665,053	31739ZAJ45
2015-03-10	2005-03-10	06-10, 09-10, 12-10 & 03-10	Floating	200,000,000	200,000,000	XS0214474636
2015-10-14	2005-10-14	01-14, 04-14, 07-14 & 10-14	Floating	200,000,000	200,000,000	XS0232639715
2015-12-01	2000-09-01	06-01 & 12-01	6.25	309,400,000	308,078,395	317385AD4
2015-12-01	2008-05-26	06-01 & 12-01	4.25	1,000,000,000	1,007,075,072	31739ZAK18
2034-06-01	2006-07-26	06-01 & 12-01	5.25	590,900,000	608,936,169	31739ZAG06

				$12,433,300,000	$12, 441,687,791
Adjustments relating to swap agreements				$782,000,000	$782,000,000

Total – Payable in Canadian Dollars				$13,215,300,000	$13,223,687,791

(1)	If more than one issue date, the date of the first issue is indicated.

B) Payable in Foreign Currency

Payable in US Dollars

Maturity Date	Issue Date(1)	Interest Payment Date(s)	Coupon (%)	Foreign Currency Units				Equivalent in Canadian Dollars	CUSIP Number or ISIN Code
				Nominal Value		Book Value

2012-10-25	2002-10-25	04-25 & 10-25	5.00	US$	500,000,000	US$	498,629,247	$782,000,000	US317385AF97

Adjustments relating to swap agreements					(500,000,000)		(498,629,247)	(782,000,000)

Total – Payable in US dollars				US$	0	US$	0	$0

Total – Funded Debt								$13,215,300,000

____________________________________________________________

(1)	If more than one issue date, the date of the first issue is indicated.

In case of disparity between the terms and conditions of each issue and this table, the terms and conditions of each issue will prevail.